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                               December 18, 2023

       Chen Weihua
       Chief Legal Adviser
       CHINA SOUTHERN AIRLINES CO LTD
       68 QI XIN ROAD
       Guangzhou, 510403
       People's Republic of China

                                                        Re: CHINA SOUTHERN
AIRLINES CO LTD
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 30, 2023
                                                            File No. 001-14660

       Dear Chen Weihua:

              We have reviewed your November 30, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

   1. We note that you do not believe that any members of your board of directors, including those who are members
or officials of the leading Party members group of CSAH, are
                                                        Chinese Communist Party
officials. Please clarify the basis for this statement given that
                                                        Article 33 of the
Chinese Communist Party Constitution addresses the leading Party members groups or Party
committees of state-owned enterprises, indicating they should play a leadership role
and discuss and decide on major issues of their enterprise in accordance with
regulations. In your response, please address the following:

                                                            Please explain to
us in reasonable detail the roles and responsibilities of the leading
                                                        Party members group of
CSAH, including how they participate in deciding the major
 Chen Weihua
CHINA SOUTHERN AIRLINES CO LTD
December 18, 2023
Page 2
      issues of their enterprise and the extent to which this group approves and directs the major decisions and activities of their enterprise.

          Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the leading Party members group of
      CSAH on China Southern Airlines    operations and major decisions.

          Please explain to us in more detail how you considered whether the leading Party members group of CSAH has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official. Please contact Jennifer Thompson at 202-551-3737 or Jennifer Gowetski at
202-551-
3401 with any questions.



                                                            Sincerely,
FirstName LastNameChen Weihua
                                           Division of Corporation Finance
Comapany NameCHINA SOUTHERN AIRLINES CO LTD
                                           Disclosure Review Program
December 18, 2023 Page 2
cc:       James Scoville
FirstName LastName